UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 4)

Capital Senior Living Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

140475104
(CUSIP Number)

Joshua Musher,
530 Fifth Avenue, 20th Floor
New York, NY 10036
212-452-9119
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d-1(f) or 13d-1(g), check the following box:  ☒

SCHEDULE 13D

CUSIP No.	140475104	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arbiter Partners Capital Management LLC, 20-599-3147

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
294,001

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
294,001

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
294,001

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

SCHEDULE 13D

CUSIP No. 140475104	Page 3 of 6 pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul J. Isaac

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
US citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
748

	8	SHARED VOTING POWER
294,001

	9	SOLE DISPOSITIVE POWER
748

	10	SHARED DISPOSITIVE POWER
294,001

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
294,749

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Schedule 13D
Amendment No. 4

This Amendment No. 4 to the Statement on Schedule 13D filed on November 7, 2016 (this “Schedule 13D”), as previously amended on December 13, 2016, December 20, 2016 and March 10, 2017, relating to the common stock, $0.01 par value (the “Common Stock”), of Capital Senior Living Corporation, a Delaware company (the “Company”), is being filed by Arbiter Partners Capital Management LLC (“APCM”) and Paul J. Isaac.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 to this Schedule 13D is amended and restated as follows:

APCM serves as investment adviser to Arbiter Partners QP LP (“APQ”).  APQ and various accounts managed and/or administered by APCM have been purchasing shares in the issuer since March 2010. The total amount of funds used to purchase the shares is approximately $72 million.  The source of funds is the capital of APQ and the various managed and/or administered accounts.

Item 4.	Purpose of Transaction

Item 4 to this Schedule 13D is amended by adding the following:

On October 1, 2021, APQ  and Silk Partners LP (“Silk”) entered into a Rights Offering Backstop and Participation Agreement with the Company (the “Backstop Agreement”), pursuant to which APQ and Silk have agreed to exercise a number of certain rights issued to them in the Company's contemplated rights offering.  APQ has also agreed to backstop a portion of the rights offering through the purchase of additional shares of Common Stock if the rights offering is not fully subscribed, and in consideration for its backstop commitment, the Company has agreed to pay APQ as a premium 17,292 shares of Common Stock.

Also on October 1, 2021, APQ and certain accounts managed by Mr. Isaac (the “APQ Parties”) and Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP (the “Conversant Investors”) entered into a Voting and Support Agreement (the “Voting Agreement”) pursuant to which the APQ Parties agreed to vote the shares of Common Stock beneficially owned by them in favor of the proposals required to approve the rights offering at any meeting of the Company's stockholders that occurs on or before November 30, 2021. The APQ Parties also agreed not to transfer such shares until November 30, 2021 or the earlier termination of the Voting Agreement.

Pursuant to the Voting Agreement, the APQ Parties agreed to enter into an Investor Rights Agreement with the Company and the Conversant Investors (the “Investor Rights Agreement”).

Silk has filed a separate Schedule 13D reporting beneficial ownership of the shares of Common Stock beneficially owned by Silk.  APCM and Mr. Isaac disclaim beneficial ownership with respect to any shares of Common Stock owned by Silk or that may be owned by the Conversant Investors.

The foregoing descriptions of the Backstop Agreement, the Voting Agreement and the Investor Rights Agreement are not complete and are qualified in their entirety by reference to the full text of the agreements, copies of which are filed as Exhibits to this Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 to this Schedule 13D is amended and restated as follows:

(a) – (b)  APCM may be deemed to own beneficially 294,001 shares of Common Stock, or 13.4% of the Common Stock outstanding.1  Of these shares, 279,412 or 12.8% are held by APQ, and the remainder are held in accounts managed and/or administered by APCM including accounts for the benefit of the family of Paul J. Isaac (the “Accounts”).

By reason of its position as investment adviser to APQ and as manager and/or administrator of the Accounts, APCM may be deemed to possess the power to vote and dispose of the shares of Common Stock held by APQ and the Common Stock held in the Accounts.  By reason of his responsibility for the supervision and conduct of all investment activities of APCM, Mr. Isaac may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by APCM.  In addition, Mr. Isaac directly owns 748 restricted shares of Common Stock.

(c)          None.

(d)          The beneficial owners of the Accounts may be deemed to have the right to receive dividends from or the proceeds of sale of the securities in the Accounts.  None of such interests relates to more than five percent of the outstanding Common Stock.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 to this Schedule 13D is amended by adding the following:

On October 1, 2021, APQ  and Silk entered into the Backstop Agreement with the Company, and the APQ Parties and the Conversant Investors entered into the Voting Agreement.  See Item 4.

Item 7.	Material to Be Filed as Exhibits

Item 7 to this Schedule 13D is amended by adding the following Exhibits:

99.3.
Rights Offering Backstop and Voting Agreement, dated October 1, 2021, by and among the Company, APQ and Silk (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on October 1, 2021).

99.4	Voting and Support Agreement, dated October 1, 2021, by and among the Conversant Investors and the APQ Parties.

99.5	Form of Investor Rights Agreement (incorporated by reference to Exhibit D to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 1, 2021).

[1]
Based upon 2,190,599 shares of Common Stock outstanding as of August 10, 2021, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021.  Reflects the Company’s 1:15 reverse stock split effective December 14, 2020.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2021
ARBITER PARTNERS CAPITAL MANAGEMENT LLC

	By:	/s/ Joshua Musher
	Name:	Joshua Musher
	Title:	Chief Operating Officer

Paul J. Isaac
/s/ Paul J. Isaac